Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES UPDATE ON 2009 EXPLORATION PROGRAM

VANCOUVER, British Columbia, November 24, 2009 – Goldcorp Inc. (TSX: G, NYSE: GG) today provided highlights of its successful $110 million 2009 exploration program.

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Red Lake High Grade Zone Continues at Depth.  Several assay intervals in excess of 60 grams per tonne in the deep High Grade Zone support the strong potential for gold resource to reserve conversion between the 46 and 50 levels, as well as for new gold resources below the 50 level.  A new and growing area of high grade gold called the Far East Zone has also been identified up-plunge from the High Grade Zone.  In the under-explored Party Wall area (“R Zone”) between Campbell and Red Lake, strong results from the deepest drilling will direct an aggressive exploration campaign in 2010.

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More Upside Potential at Peñasquito.  At the Noche Buena deposit north of the Peñasquito mine, in-fill drilling is expected to result in an upgrade of the gold resource at this key satellite project.  In addition, high grade intercepts in the deeper sulfides demonstrate the potential for a sulfide resource beneath Noche Buena’s oxide cap.  The potential integration of this project with the Canplats acquisition will be evaluated following completion of the transaction, expected in January 2010.  At Peñasquito, a drill test program is now underway to confirm the current high-grade manto-skarn underground model.

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New Gold Discoveries at Porcupine’s Hoyle Pond.  Ore-grade gold intercepts in the newly-discovered TVZ zone situated laterally from the Hoyle Pond underground are showing continuity over a large vertical distance.  Another new lateral zone (“North Mafic”) has also been discovered, with narrow intercepts of high grade gold. In-fill drilling in the VAZ zone at Hoyle Pond continues to exceed expectations, indicating significant additional depth potential consistent with historic underground gold mines in the prolific Timmins gold district.

•	Musselwhite Grades Improving at Depth. Strong results in the C and D Blocks of the core PQ Deeps underground underscore the potential for overall grade increases as the ore body continues downward.

•	Reserve Additions Likely at Los Filos. Drilling has extended the Bermejal pit to the south, and results also indicate the emergence of an additional Los Filos-style deposit in the 4P area.

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Éléonore Resource Continues to Improve.  In-fill drilling shows growing potential ahead of pre-feasibility study completion by year-end.  Preparations are underway for the sinking of the exploration shaft.

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High Grade Vein Identified at Marlin Underground.  A fourth high grade intercept has extended a gold and silver vein in Marlin’s West Vero area. Also in Guatemala, in-fill drilling at the Escobal silver discovery is expected to significantly increase the existing resource.

“The ability to grow organically is a key strategic attribute of Goldcorp, and the high quality of our operations and development projects makes that organic growth possible,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “The broad-based exploration success we are experiencing is a direct result of an asset portfolio that is young, long-lived and highly prospective.  This combination of very low finding costs for new gold ounces with the lowest cash operating costs in the industry translates into outstanding leverage to gold prices for our shareholders.”

Canada

Goldcorp is the largest producer of gold in Canada, and its Red Lake and Porcupine mines are hosted in two of the most prolific gold districts in the world.  The third Ontario-based mine, Musselwhite, is hosted in banded iron formations with mineralization common along folds and shear zones within these formations.  In Quebec, the Company’s late-stage development project Éléonore is in the heart of the James Bay area, Canada’s newest gold district.

Red Lake
A primary focus of exploration at Red Lake in 2009 was the early completion of the 4199 exploration drift, enabling drilling of the deep High Grade Zone for the first time in four years.  Five assayed drill holes have been completed within the resource shape from this platform, with results indicating the continuation of the High Grade Zone at depth.  This year, the Company is targeting new gold reserves in the zone between the 46 and 50 levels and new resources below the 50 level. The 4199 exploration drift will now provide the primary exploration platform for exploration of the deep High Grade Zone on an ongoing basis.  It will be developed progressively in order to maintain favourable drilling geometry into the area.

The Party Wall at Red Lake comprises the former boundary area between the Red Lake and Campbell mines that had been previously unexplored.  Assays over the last two years have demonstrated a high grade gold resource.  Mining operations in the shallower portions of the Party Wall have drifted toward the gold zone, with in-fill drilling confirming the resource model.  Deep drilling of the Party Wall area to the 38 level has resulted in some of the highest grade intercepts to date, and will be the focus of an aggressive drill program in 2010.

Up-plunge and to the east of the Red Lake High Grade Zone lies an underexplored area called the Far East Zone.  Assay results in 2009 indicate an ore grade gold zone at the 16 level that will continue to be tested as drilling moves closer to the surface.

 Red Lake Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. true width (m)	Au (g/t)
D44008	High Grade Zone 49 level	360.30	365.91	4.50	931.89
D44004	High Grade Zone 48 level	362.41	374.29	8.11	65.83
D43058	High Grade Zone 49 level	322.78	325.53	2.19	120.00
D43059	High Grade Zone 49 level	359.36	369.94	10.58	43.89
D36439	R Zone	92.20	96.77	3.50	60.00
D41178	R Zone	663.25	670.56	4.73	45.87
16L1427	Far East	21.03	32.13	9.24	29.83
16L1426	Far East	38.40	42.67	4.00	31.70

Cochenour
The Cochenour/Bruce Channel deposit is located down-dip from Goldcorp’s historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district.  Dewatering of the Cochenour shaft is expected to be completed by the end of 2009, and subsequent rehabilitation of the shaft will provide a platform for deep exploration access to the deposit.  In 2009, a surface drilling program identified strong gold intercepts in the Gap zone between the bottom of the historic Cochenour mine and the top of the Bruce Channel exploration drilling.  The intercepts are the latest results in support of a contiguous, significant deposit. For budget and planning purposes the Company has sized the Cochenour project for a mineable deposit of 5 million gold ounces.

The Company recently announced the completion of a study which establishes the best way to access and develop the Cochenour/Bruce Channel deposit. The study indicates that the best method is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometre drift and high speed tram on the 5400 foot level connecting to the Red Lake mine.  This would enable Cochenour/Bruce Channel ore to be hauled directly to the Red Lake mine and processed at the existing mill facility.  The drift will also open up for exploration over four kilometres of untested ground in one of the world’s richest gold districts.  Preparatory work for the haulage drift project has commenced.

Cochenour Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. true width (m)	Au (g/t)
BC-36	Footwall of Upper Main	1,935.80	1,942.80	3.21	336.24
CW09088	GAP Zone	722.00	724.15	2.15	28.71
BC36W3	Footwall mineralization	1,891.80	1,897.20	5.40	23.50
CW09077	Gap Zone	809.50	817.00	7.50	14.59

Porcupine
Production improvements at Porcupine in 2009 have been driven by mining in higher grade stopes and development of the new high grade VAZ zone in the Hoyle Pond underground mine.  Expanding Hoyle Pond has been a focus of exploration activity this year, with significant success.  In-fill drilling in the VAZ zone at Hoyle Pond continues to exceed expectations, indicating additional depth potential consistent with historic underground gold mines in the prolific Timmins gold district.  Drilling has also intersected new lateral ore bodies of potentially mineable widths on either side of the VAZ zone.  The TVZ zone to the south has drill intercepts with ore grades over a vertical range of 800 metres to a depth of 2,000 metres. The new lateral North Mafic zone to the north of the VAZ zone has also returned impressive gold assay results, including 0.35 metres true width of 256.7 grams per tonne. The Company is currently evaluating underground mine development plans to reflect the enhanced opportunities at Hoyle Pond.

Porcupine Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. true width (m)	Au (g/t)
16925	VAZ '1c' infill hole	61.00	62.50	1.00	462.20
16732	North Mafics, 1200mL	201.80	202.20	0.35	256.70
16931	VAZ near mafic/sediment contact, 1310mL	68.50	70.00	1.50	239.40
16910	VAZ zone 1340mL	106.50	116.10	2.90	196.83
17139	UP style vein, near VAZ/UM interface	230.50	232.50	1.90	180.60
16908	VAZ zone 1330mL	131.10	137.50	6.00	89.90
16904	VAZ zone between 1210 and 1250mL	26.10	32.20	3.80	32.20

Musselwhite
Strong assays at Musselwhite mine in the C and D blocks of the cornerstone PQ Deeps underground zone confirm the Company’s expectation that gold grades are increasing with depth.  Drill result highlights include 4.2 metres true width of 21.8 grams per tonne gold in the C block and 6.4 metres true width of 25.5 grams per tonne gold in the D block.  Ongoing success from lateral targets in the

Moose and Thunderwolves zones will direct an aggressive 2010 drill program that targets mineralization in other lateral shear zones within banded iron formations at Musselwhite.

Musselwhite Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. true width (m)	Au (g/t)
09-PQE-062	12,475N: Intraformational	62.40	66.10	3.20	27.40
09-PQE-076	12,600N: PQD D-Block	144.00	156.10	6.40	25.50
09-PQE-046	12,425N: Intraformational	81.70	85.10	2.20	23.00
09-PQE-047	12,475N: PQD D-Block	200.20	204.60	2.20	21.80
09-PQE-089	12,575N: PQD C-Block	148.20	158.80	4.20	21.80

Éléonore
Drilling at Éléonore has focused on identifying additional high grade blocks between the elevations 500 metres and 900 metres from surface.  Positive drilling results have created an opportunity for an upgrade  of the resource model. These results include 1.0 metre true width of 198 grams per tonne gold and 2.80 metres true width of 31.17 grams per tonne gold from the Bay Area and 11 metres true width of 27.98 grams per tonne gold from the Main Roberto Zone.  Following completion of the pre-feasibility study by year-end, work is expected to begin on a new exploration shaft in 2010 to provide drill platforms to further test the deep portions of the deposit.

Éléonore Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. True Width (m)	Au (g/t)
ELE-09-639-W03	Bay Area	1,134.50	1,136.00	1.00	198.00
ELE-09-646	Hangingwall	723.50	725.00	1.00	63.20
ELE-09-642	Hangingwall	994.00	998.15	3.20	40.05
ELE-09-639-W03	Bay Area	1,467.50	1,471.00	2.80	31.17
ELE-09-644-W01	Main Area	910.82	924.82	11.00	27.98
ELE-08-611	Bay Area- Hangingwall	137.00	140.76	3.00	26.33
ELE-08-618	Bay Area	907.00	911.40	3.20	23.47
ELE-09-644-W01	Main Area	829.00	834.90	4.80	20.39
ELE-08-631	Bay Area	1,105.00	1,109.00	3.00	19.38
ELE-08-620	Hangingwall	4.00	8.00	2.25	17.72
ELE-08-610	Bay Area	1,815.00	1,819.00	3.00	17.11
ELE-08-627	North Area - HG Veins	95.81	102.35	5.20	16.18
ELE-09-00644	North Area	111.50	117.50	4.00	15.29

United States

Marigold/ Dee
At the 60% owned Marigold mine, the Company has recently initiated an aggressive exploration program to test the potential for disseminated and high grade gold systems in the Pediment area. This area is adjacent to Newmont’s Lone Tree mine along the prolific Battle Mountain trend in Northern Nevada.  Exploration drilling in 2009 has focused on the Red Dot target, where shallow drilling has demonstrated the potential for increasingly attractive economics of a new surface deposit.  At the 40% owned Dee property, joint venture partner Barrick has reported continued success at the high grade Button Hill discovery in Nevada’s Carlin Trend.

Mexico

Peñasquito
As the Peñasquito mine advances toward steady state production, exploration of key regional targets was a priority in 2009.  At the Noche Buena deposit north of the Peñasquito mine, in-fill drilling is expected to result in an increase in grade and tonnes of the gold resource.  In addition, higher grade in the deeper sulfides demonstrate the potential for minable material beneath Noche Buena’s oxide cap.  Along with the proposed acquisition of Canplats’ Camino Rojo property south of Peñasquito, Noche Buena’s exploration success supports the Company’s long-term plan for satellite operations that leverage Peñasquito’s presence while supplementing its already-strong production profile.

Compelling potential also exists to confirm the previously identified manto-skarn model below the Peñasco pit.   A drill test program is now underway to follow up on previous high grade assays at depth that included 22 metres of 5.41 grams gold, 191 grams silver, 6.05% lead and 8.82% zinc as well as 12 metres of 1.02 grams gold, 354 grams silver, 4.10% lead and 14.02% zinc.  True widths of the preceding assays are estimated to be 70% to 90% of the interval.

 Noche Buena Sulfide Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
NB-47-09	Noche Buena	306.00	360.00	54.00	3.16	81.50	1.76	2.06
NB-50-09	Noche Buena	324.00	348.00	24.00	2.72	97.70	0.53	0.41
NB-52-09	Noche Buena	342.00	356.00	14.00	3.29	78.50	1.20	0.56
NB-54-09	Noche Buena	388.00	398.00	10.00	7.07	125.00
NB-59-09	Noche Buena	306.00	308.00	2.00	28.50	414.00
		548.00	550.00	2.00	18.55	142.00
NB-61-09	Noche Buena	412.00	414.00	2.00	34.30	307.00

Los Filos
Exploration drilling at Los Filos in 2009 focused on drilling the Bermejal extension to the south and on adding reserves in the 4P area.  Assay results during the year demonstrate progress on both fronts, with 102.16 metres of 1.41 grams gold per tonne and 99.25 metres of 1.40 grams per tonne gold in the Bermejal south extension as well an exceptional intercept of 84.27 metres true width of 14.91 grams per tonne gold in the 4P area.  The objective of further drilling at 4P is to develop an open pit mine to be integrated into the existing Los Filos operations.

Los Filos Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. True Width (m)	Au (g/t)
EG39-09	4P	25.30	109.57	84.27	14.91
EG30-09	4P	92.57	107.74	15.17	5.25
EG46B-09	4P	71.45	172.45	101.00	0.97
BSG30-09	Bermejal	48.74	151.00	102.16	1.41
BSG28-09	Bermejal	126.30	171.45	45.15	1.83
BSG56-09	Bermejal	143.35	242.60	99.25	1.40

Central America

Guatemala
At the Marlin mine, four intercepts have defined a new vein in the West Vero area. The vein is now defined to 100 metres strike length and 200 metres dip extension.  Strong exploration results support the potential for reserve additions in 2009 at Marlin.  At the Escobal silver discovery in Western Guatemala, in-fill drilling continues to significantly increase the inferred resource, which stood at  145.0 million ounces of silver as of year-end 2008.

Marlin Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)
CD09-119	W. Vero area	535.90	542.20	5.50	316.80	12,888.00
CD09-120	W. Vero area	556.70	560.10	3.00	41.33	1,740.00
CD09-127	W. Vero area	523.10	541.90	15.00	11.30	717.00
CD09-128	W. Vero area	544.07	574.36	17.50	18.48	1,093.00

Escobal Drilling Results

Drill Hole	Area	From (m)	To (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)
E09-154	Deep Test Central Zone	471.00	522.00	27.00	2.00	1,197.00
E09-157	Central Zone	345.00	363.00	16.00	1.12	653.00
E09-159	Central Zone	376.50	402.00	18.00	1.27	779.00
E09-162	East Zone	363.00	375.00	10.00	0.84	1,866.00

Complete drill hole databases for the mines and projects mentioned in this news release are available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Goldcorp has a team of geoscientists who are "qualified persons” as such term is defined under National Instrument 43-101, responsible for the design and conduct of Goldcorp’s exploration programs and have reviewed and approved the contents of this news release.  Maryse Belanger, Director Technical Services is the Qualified Person for Corporate.  For information on geology, exploration activities generally, and drilling and analysis procedures on Goldcorp’s material properties, see Goldcorp’s Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission. Sampling and assaying methods of these programs are being conducted in accordance with the CIM Mineral Exploration Best Practices Guidelines.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com